SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------
                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                       INLAND LAND APPRECIATION FUND, L.P.
                            (Name of Subject Company)

  MPF-NY 2005, LLC; MPF FLAGSHIP FUND 10, LLC; STEVEN GOLD; MACKENZIE PATTERSON
       SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF BLUERIDGE FUND I, LLC; MPF BLUERIDGE FUND II, LLC; MPF DEWAAY FUND 3, LLC;
        MPF DEWAAY PREMIER FUND, LLC; MPF INCOME FUND 21, LLC; MPF INCOME
            FUND 23, LLC; MPF SPECIAL FUND 8, LLC; SUTTER OPPORTUNITY
                 FUND 3, LLC; AND MACKENZIE PATTERSON FULLER, LP
                                    (Bidders)
                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                             -----------------------
                                               Copy to:
Christine Simpson                              Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                 MacKenzie Patterson Fuller, LP
1640 School Street                             1640 School Street
Moraga, California  94556                      Moraga, California  94556
(925) 631-9100 ext.224                         (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

              Transaction                               Amount of
               Valuation*                               Filing Fee
               ----------                               ----------

               $3,671,400                                $ 392.84

* For purposes of calculating the filing fee only. Assumes the purchase of 5,064 Units at a purchase price equal to $725 per Unit in cash.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $ 392.84
      Form or Registration Number: SC TO-T
      Filing Party: MacKenzie Patterson Fuller, LP
      Date Filed: February 24, 2006

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.

|_|   issuer tender offer subject to Rule 13e-4.

|_|   going private transaction subject to Rule 13e-3

|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2005, LLC; MPF Flagship Fund 10, LLC; Steven Gold; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF Blueridge Fund I, LLC; MPF Blueridge Fund II, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Premier Fund, LLC; MPF Income Fund 21, LLC; MPF Income Fund 23, LLC; MPF Special Fund 8, LLC; Sutter Opportunity Fund 3, LLC; and MacKenzie Patterson Fuller, LP (collectively the "Purchasers") to purchase 5,064 Units of limited partnership interest (the "Units") in Inland Land Appreciation Fund, L.P. (the "Partnership"), the subject company, at a purchase price equal to $725 per Unit, less the amount of any distributions declared or made with respect to the Units between February 24, 2006 (the "Offer Date") and April 7, 2006 (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 24, 2006 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer resulted in the tender by unitholders, and acceptance for payment by the Purchasers, of a total of 741.70 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 1571.5757 Units, or approximately 5.31% of the total outstanding Units. These units were allocated among the Purchasers as follows:

MPF NY-2005, LLC - 74 Units; MPF Flagship Fund 10, LLC - 68 Units; Steven Gold - 37 Units; MPF DeWaay Fund 3, LLC - 120 Units; MPF Income Fund 21, LLC - 120 Units; MPF Income Fund 23, LLC - 120 Units; MPF DeWaay Premier, LLC - 105 Units; Mackenzie Patterson Special Fund 6, LLC; Mackenzie Patterson Special Fund 6-A, LLC 0 97.7 Units.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2006

MPF-NY 2005, LLC; MPF FLAGSHIP FUND 10, LLC; STEVEN GOLD; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF BLUERIDGE FUND I, LLC; MPF BLUERIDGE FUND II, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY PREMIER FUND, LLC; MPF INCOME FUND 21, LLC; MPF INCOME FUND 23, LLC; MPF SPECIAL FUND 8, LLC; SUTTER OPPORTUNITY FUND 3, LLC; AND MACKENZIE PATTERSON FULLER, LP.


By:  /s/ Chip Patterson
     --------------------------
     Chip Patterson, Senior Vice President of Manager or General Partner of each filing person


STEVEN GOLD

/s/ Steven Gold